UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. (Nasdaq: STNE) (“Stone”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item

1.	Material Fact, filed by LINX S.A. (“Linx”) with the Brazilian Securities Commission on July 1, 2021 in connection with the business combination of Linx and STNE Participações S.A., a subsidiary of Stone.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: July 2, 2021

Item 1

Material Fact, filed by Linx with the Brazilian Securities Commission on July 1, 2021 in connection with the business combination of Linx and STNE Participações S.A., a subsidiary of Stone.

LINX S.A.
Publicly Held Company
CNPJ/MF nº 06.948.969/0001-75

NIRE 35.300.316.584

MATERIAL FACT

LINX S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), pursuant to the provisions of paragraph 4 of article 157 of Law 6,404/76 and CVM Instruction 358 of January 3, 2002, informs its investors and the market in general that at the Shareholder’ Meeting held on the date hereof (“Shareholders’ Meeting”), the resignation of the following members of the Company’s Board of Directors was registered: Messes. Nercio José Monteiro Fernandes, Alberto Menache and Alon Dayan.

Due to the resignations mentioned above, at the same Shareholders’ Meeting, the following members were elected to the Company’s Board of Directors, with a unified term of office of 2 (two) years as of the date hereof: Messrs. (i) Lia Machado de Matos, as Chairman of the Board, (ii) Thiago dos Santos Piau, as Vice-Chairman of the Board of Directors; and (iii) Marcelo Bastianello Baldin, as a member of the Board of Directors. Furthermore, the following members were reelected to the Company’s Board of Directors, with a unified term of office of 2 (two) years as of the date hereof: Messrs. (i) João Adamo Junior, as an independent member of the Board of Directors; and (ii) Roger de Barbosa Ingold, as an independent member of the Company's Board of Directors.

Additionally, on the date hereof, a meeting of the Board of Directors (“Meeting”) was held, at which it was registered the resignation of the following members: (i) Company’s Board of Officers: Messrs. Alberto Menache, Flávio Mambreu Menezes, Antonio Ramatis Fernandes Rodrigues and Denis Nieto Piovezan; (ii) Company’s Strategy Committee: Messrs. Roger de Barbosa Ingold, Nercio José Monteiro Fernandes and Alberto Menache; and (ii) Company’s People Committee: Messrs. João Adamo Junior, Nercio José Monteiro Fernandes and Alberto Menache. In relation to the People Committee, in view of the resignations presented by its members, the Shareholders’ Meeting approved the extinction of the People Committee.

Due to the resignations, at the same Meeting, the following members were elected to the Company’s Board of Officers, with a term of office of 3 (three) years as of the date hereof: Messrs. (i) Thiago dos Santos Piau, as Chief Executive Officer; (ii) Rafael Martins Pereira, as Investor Relations Officer; (iii) Daniel Karrer da Cruz, as Officer; and (iv) Breno Werneck Maximiano, as Officer. Furthermore, the following members were reelected to the Company’s Board of Officers, with a term of office of 3 (three) years as of the date hereof: Messrs. (i) Gilsinei Valcir Hansen, as Officer; and (ii) Jean Carlo Klaumann, as Officer.

We extend our deepest gratitude for the contribution of the members who presented their respective resignation letters to the Company’s success over the last years.

São Paulo, July 1, 2021.

Rafael Martins Pereira

Investor Relations Officer